--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 1998

                            DAIMLER-BENZ CORPORATION

                (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                    (Address of principal executive office)

                            ------------------------

    [Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F.]

Form 20-F /X/    Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /          No /X/

    [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      ]

                            ------------------------

    THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-4 OF DAIMLERCHRYSLER AG, AS SUCCESSOR CORPORATION TO DAIMLER-BENZ AKTIENGESELLSCHAFT (REGISTRATION NO. 333-60767) AND THE REGISTRATION STATEMENT ON FORM F-3 OF DAIMLER-BENZ AKTIENGESELLSCHAFT AND DAIMLER-BENZ NORTH AMERICA CORPORATION (REGISTRATION NO. 333-9328).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CERTAIN RECENT DEVELOPMENTS

    Defined terms used but not otherwise defined herein have the meanings set forth in the Registration Statement on Form F-4 of DaimlerChrysler AG, as successor corporation to Daimler-Benz Aktiengesellschaft (Registration No. 333-60767) (hereinafter the "Registration Statement").

DAIMLER-BENZ' RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

    Daimler-Benz' revenues for the first nine months of 1998 were DM 102.9 billion. Revenues of Daimler-Benz' Passenger Car Division were DM 46.2 billion, while revenues of Daimler-Benz' Commercial Vehicles Division were DM 33.2 billion. Daimler-Benz' Aerospace segment revenues in the first nine months of 1998 were DM 11.8 billion.

    In the first nine months of 1998, Daimler-Benz had an operating profit of DM
5.5 billion. The business segment contributions to Daimler-Benz' operating profit in the first nine months of 1998 were as follows: Passenger Car Division, DM 3.0 billion; Commercial Vehicle Division, DM 1.4 billion; Aerospace, DM 0.6 billion; Services, DM 0.6 billion; and Directly Managed Business, DM 0.1 billion.

    Net income of Daimler-Benz for the first nine months of 1998 was DM 3.3 billion.

    Incoming orders at Daimler-Benz' Aerospace for the first nine months of 1998 were DM 21.3 billion.

SELECTED HISTORICAL FINANCIAL DATA OF DAIMLER-BENZ

    The selected unaudited consolidated financial data set forth below as of September 30, 1998 and for the nine-month period ended September 30, 1998 and as of June 30, 1998 and for the six-month periods ended June 30, 1998 and 1997 should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited consolidated condensed Balance Sheets and Statements of Income and Cash Flows as of September 30, 1998 and for the nine-month period ended September 30, 1998 appearing elsewhere in this Report and the unaudited consolidated financial statements as of June 30, 1998 and for the six-month periods ended June 30, 1998 and 1997 included in Daimler-Benz' Report of Foreign Private Issuer on Form 6-K for the month of July 1998, incorporated by reference in the Registration Statement. The selected consolidated financial data set forth below as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 (the "Daimler-Benz Consolidated Financial Statements") included in Daimler-Benz' Annual Report on Form 20-F for the fiscal year ended December 31, 1997, incorporated by reference in the Registration Statement.

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,           SIX MONTHS ENDED JUNE 30,
                                                 ----------------------  ----------------------------------
                                                  1998(1)      1998       1998(1)      1998         1997
                                                 ---------  -----------  ---------  -----------  ----------
                                                           (IN MILLIONS, EXCEPT FOR DAIMLER-BENZ
                                                              ORDINARY SHARE AND ADS AMOUNTS)
U.S. GAAP
INCOME STATEMENT DATA:
Revenues.......................................  $  61,608   DM 102,897  $  40,542    DM 67,714   DM 55,892
Income before financial income and income
  taxes........................................      2,995        5,003      2,016        3,368       1,322
Net income.....................................      1,965        3,282      1,204        2,010         992
Basic earnings per Ordinary Share/ADS(2)(3)....       3.63         6.06       2.28         3.81        1.89
Diluted earnings per Ordinary
  Share/ADS(3)(4)..............................       3.57         5.97       2.20         3.68        1.88
BALANCE SHEET DATA (END OF PERIOD):
Inventories, net of advance payments...........      9,914       16,559      9,544       15,940
Total assets...................................     86,897      145,135     85,016      141,994
Total borrowings...............................     26,697       44,589     24,885       41,563
Stockholders' equity...........................     20,395       34,064     20,217       33,767

------------------------------

(1) Amounts in this column are unaudited and have been translated solely for the convenience of the reader at an exchange rate of DM 1.6702 = $1.00, the Noon Buying Rate on September 30, 1998.

(2) Basic earnings per Daimler-Benz Ordinary Share/ADS are calculated by dividing net income by the weighted average of Daimler-Benz Ordinary Shares/ADSs outstanding, without regard to options and conversion rights. Net income represents total income generated by Daimler-Benz after minority interest.

(3) Basic and diluted earnings per Daimler-Benz Ordinary Share/ADS information have been adjusted to reflect the approximately 20% discount to market value at which the Daimler-Benz Ordinary Shares and Daimler-Benz ADSs were sold in the Rights Offering.

(4) Earnings per Daimler-Benz Ordinary Share/ADS on a diluted basis reflect the potential dilution that would occur if all dilutive options to acquire and rights to convert securities convertible into Daimler-Benz Ordinary Shares were exercised.

                                                              YEAR ENDED DECEMBER 31,
                                -----------------------------------------------------------------------------------
                                 1997(1)        1997           1996           1995           1994          1993
                                ---------   ------------   ------------   ------------   ------------   -----------
                                       (IN MILLIONS, EXCEPT FOR DAIMLER-BENZ ORDINARY SHARE AND ADS AMOUNTS)
U.S. GAAP
INCOME STATEMENT DATA:(2)
Revenues......................  $  74,273     DM 124,050     DM 106,339     DM 102,985             DM            DM
Income (loss) before interest
  and taxes...................      2,174          3,631          1,465         (8,162)
Net income (loss).............      4,815          8,042(3)        2,762        (5,729)         1,052(4)      (1,839)
Basic earnings (loss) per
  Ordinary Share/ ADS(5)(6)...       9.16          15.30(7)         5.27        (10.96)          2.11(4)       (3.88)
Diluted earnings (loss) per
  Ordinary Share/ ADS(6)(8)...       8.99          15.01(7)         5.25        (10.96)          2.11(4)       (3.88)
Regular annual dividends per
  Ordinary Share/ ADS(6)......       0.94           1.57           1.08             --           1.08          0.78
Special Distribution..........      11.75          19.63(9)           --            --             --            --
BALANCE SHEET DATA (END OF
  PERIOD):(10)
Inventories, net of advance
  payments....................      8,616         14,390         13,602         14,329
Total assets..................     82,085        137,099        112,461        102,098        102,635        99,029
Short-term borrowings.........     13,223         22,086         16,011         13,614
Long-term borrowings..........     10,308         17,216         12,839          8,671
Stockholders' equity..........     21,007         35,085         26,393         22,860         29,435        26,281
GERMAN GAAP
INCOME STATEMENT DATA:
Revenues......................                                                 103,549        104,075        98,534
Results from ordinary business
  activities..................                                                    (835)         2,077        (1,473)
Extraordinary results(11).....                                                  (3,884)            --         2,603
Net income (loss).............                                                  (5,734)           895           615
Earnings (loss) per Ordinary
  Share/ ADS(5)(6)............                                                  (10.85)          2.12          1.27
BALANCE SHEET DATA (END OF
  PERIOD):
Inventories, net advance of
  payments....................                                                  15,764         14,976        16,945
Total assets..................                                                  91,540         93,536        90,926
Short-term borrowings.........                                                  16,410         12,524        11,093
Long-term borrowings..........                                                   8,578         10,667        12,174
Stockholders' equity..........                                                  13,842         20,251        18,145

------------------------------

(1) Amounts in this column are unaudited and have been translated solely for the convenience of the reader at an exchange rate of DM 1.6702 = $1.00, the Noon Buying Rate on September 30, 1998.

(2) Net income (loss) includes other income of DM 1,620, DM 1,402, and DM 1,742, for the years ended December 31, 1997, 1996 and 1995, respectively. Other income includes gains on sales of property, plant and equipment (DM 186, DM 254, and DM 148 in 1997, 1996, and 1995, respectively), gains on sales of companies (DM 228 and DM 233, in 1997 and 1996, respectively) rental income (DM 132, DM 68, and DM 72 in 1997, 1996, and 1995, respectively), foreign currency exchange gains (DM 69, DM 5, and

    DM 69 in 1997, 1996 and 1995, respectively), and reductions in certain accruals (DM 302, DM 222, and DM 295 in 1997, 1996, and 1995, respectively).

(3) The amount shown for 1997 includes DM 4,870 ($2,916) of special non-recurring tax benefits. These tax benefits resulted from the Special Distribution and the reversal of the remaining valuation allowances previously established on deferred tax assets on Daimler-Benz books at year-end which resulted primarily from net operating loss carryforwards of Daimler-Benz' German group companies that file a combined tax return (ORGANSCHAFT). The Special Distribution tax benefit was DM 2,908 and the valuation allowance reversal tax benefit was DM 1,962.

(4) Net income in 1994 includes DM 178 of income for the cumulative effect of accounting changes. Basic and diluted earnings per Daimler-Benz Ordinary Share/ADS in 1994 increased by DM 0.36 as a result of such changes.

(5) Basic earnings (loss) per Daimler-Benz Ordinary Share/ADS are calculated by dividing net income by the weighted average of Daimler-Benz Ordinary Shares/ADSs outstanding, without regard to options and conversion rights. Net income represents total income generated by Daimler-Benz after minority interest. See Note 25 to the Daimler-Benz Consolidated Financial Statements.

(6) Effective as of July 1, 1996, the nominal value of the Daimler-Benz Ordinary Shares was reduced to DM 5 per share from the previous level of DM 50 per share. This reduction had the effect of a 10 for 1 stock split, which in turn reduced the price at which one Daimler-Benz Ordinary Share trades to 1/10 of the price at which it previously traded. As a result, earnings
    (loss) and dividends per Daimler-Benz Ordinary Share/ADS are calculated on the basis of a nominal value of DM 5 per Daimler-Benz Ordinary Share. Earnings (loss) and dividends per Daimler-Benz Ordinary Share/ADS for 1995 and prior years have been recalculated to reflect this change in nominal value. In connection with the 10 for 1 stock split, Daimler-Benz also changed the ratio of Daimler-Benz Ordinary Shares to Daimler-Benz ADSs from its previous 1 to 10 ratio to a 1 to 1 ratio. Accordingly, per Daimler-Benz ADS amounts are calculated on the basis of one Daimler-Benz ADS for one Daimler-Benz Ordinary Share. In addition, earnings (loss) per Daimler-Benz Ordinary Share/ADS and regular annual dividends per Daimler-Benz Ordinary Share/ADS and Special Distribution information have been adjusted to reflect the approximately 20% discount to market value at which the Daimler-Benz Ordinary Shares and Daimler-Benz ADSs were sold in the Rights Offering.

(7) The 1997 amounts of basic and diluted earnings per Daimler-Benz Ordinary Share/ADS include special non-recurring tax benefits. Excluding these benefits, the basic and diluted earnings per Daimler-Benz Ordinary Share/ADS in 1997 were DM 6.04 and DM 5.96, respectively.

(8) Earnings per Daimler-Benz Ordinary Share/ADS on a diluted basis reflects the potential dilution that would occur if all options to acquire and rights to convert securities convertible into Daimler-Benz Ordinary Shares were exercised. See Note 25 to the Daimler-Benz Consolidated Financial Statements.

(9) On June 15, 1998, Daimler-Benz paid a special distribution (the "Special Distribution") of DM 20 (DM 19.63 after adjustment to reflect the approximately 20% discount to market value at which the Daimler-Benz Ordinary Shares and Daimler-Benz ADSs were sold in the Rights Offering per Daimler-Benz Ordinary Share/ADS (approximately DM 10.3 billion in the aggregate). The source of funds for the Special Distribution was Daimler-Benz' retained earnings, including DM 2.9 billion attributable to a German tax refund resulting from a 20% differential in the tax rates to which Daimler-Benz is entitled by reason of the Special Distribution (I.E., the difference between the 50% German tax rate (TARIFBELASTUNG) paid in prior years on retained corporate earnings and the current 30% tax rate (AUSSCHUTTUNGSBELASTUNG) on distributed earnings).

(10) At December 31, 1997 and 1996, current assets (due within one year) were DM 66,902 and DM 53,332, respectively, and current liabilities (due within one year) were DM 53,387 and DM 43,029, respectively.

(11) Extraordinary results under German GAAP represent: in 1995, expenses incurred in connection with the decision to discontinue financial support for NV Koninklijke Nederlandse Vliegtuigenfabriek Fokker, write-downs and provisions for certain businesses of AEG Daimler-Benz Industrie held for sale and closure of AEG Daimler-Benz Industrie's headquarters; and, in 1993, accounting changes related to provisions, reserves and valuation adjustments. Under U.S. GAAP the extraordinary results in 1995 would be included in results from ordinary business activities, and the 1993 extraordinary results would not have arisen.

                         ------------------------------

SELECTED DAIMLERCHRYSLER AG UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

    The selected unaudited pro forma financial information set forth below was derived from and should be read in conjunction with the Unaudited Pro Forma Combined Consolidated Financial Information, including the notes thereto, appearing elsewhere in this Report. The following selected unaudited pro forma financial information is being provided under the pooling-of-interests method of accounting.

                              NINE MONTHS ENDED
                               SEPTEMBER 30,(1)      SIX MONTHS ENDED JUNE 30,(1)         YEAR ENDED DECEMBER 31,(1)
                             --------------------  --------------------------------  ------------------------------------
                             1998(2)      1998     1998(2)      1998        1997      1997(2)       1997          1996
                             --------  ----------  --------  ----------  ----------  ---------   -----------   ----------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues...................  $113,559  DM 189,666  $ 76,873  DM 128,393  DM 107,217  $ 137,494    DM 229,642   DM 198,199
Net income (loss)..........     4,902       8,186     3,426       5,721       3,542      7,727(4)      12,906(4)      8,359
Basic earnings (loss) per
  Ordinary Share/ADS(3)....      5.04        8.42      3.58        5.98        3.63       7.99(4)       13.35(4)       8.44
Diluted earnings (loss) per
  Ordinary Share/ADS(3)....      4.99        8.34      3.50        5.85        3.61       7.91(4)       13.21(4)       8.41
BALANCE SHEET DATA:
Total assets...............   155,859     260,316
Total borrowings...........    46,790      78,149
Stockholders' equity.......    34,666      57,898

                     YEAR ENDED DECEMBER 31, (1)
                     ----------------------------
                                1995
                             ----------
INCOME STATEMENT DATA:
Revenues...................  DM 178,380
Net income (loss)..........      (2,689)
Basic earnings (loss) per
  Ordinary Share/ADS(3)....       (2.64)
Diluted earnings (loss) per
  Ordinary Share/ADS(3)....       (2.64)
BALANCE SHEET DATA:
Total assets...............
Total borrowings...........
Stockholders' equity.......

------------------------------

(1) The Selected Pro Forma Combined Financial Data should be read in conjunction with the Unaudited Pro Forma Combined Consolidated Financial Information, including the notes thereto, which notes are an integral part of these Selected Pro Forma Combined Financial Data.

(2) Amounts in this column have been translated solely for the convenience of the reader at an exchange rate of DM 1.6702 = $1.00, the Noon Buying Rate on September 30, 1998.

(3) Basic and diluted earnings (loss) per Daimler-Benz Ordinary Share/ADS information have been adjusted to reflect the approximately 20% discount to market value at which the Daimler-Benz Ordinary Shares and Daimler-Benz ADSs were sold in the Rights Offering.

(4) Includes DM 4.870 billion ($2.916 billion) of special non-recurring tax benefits. These tax benefits resulted from the Special Distribution and the reversal of the remaining valuation allowances previously established on deferred tax assets on Daimler-Benz' books at year-end which resulted primarily from net operating loss carryforwards of Daimler-Benz' German group of companies that file a consolidated tax return (ORGANSCHAFT). The Special Distribution benefit was DM 2.908 billion and the valuation allowance reversal was DM 1.962 billion. Excluding such non-recurring tax benefits, 1997 pro forma combined net income and basic and diluted earnings per Ordinary Share/ADS would have been as follows:

Net income................................................................................   DM 8,036  $   4,811
Basic earnings per Ordinary Share/ADS.....................................................    DM 8.31  $    4.98
Diluted earnings per Ordinary Share/ADS...................................................    DM 8.24  $    4.93

                            ------------------------

                      UNAUDITED COMPARATIVE PER SHARE DATA

    The following table sets forth for Chrysler and Daimler-Benz certain historical and pro forma equivalent per share data as of September 30, 1998, June 30, 1998 and December 31, 1997 and for the nine-month period ended September 30, 1998, for the six-month periods ended June 30, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1997. The pro forma equivalent per share data are presented for pooling-of-interests method of accounting for the Transactions. The information presented herein should be read in conjunction with the selected historical financial data and the unaudited selected combined pro forma financial information appearing elsewhere in this Report and the selected historical financial data of Chrysler set forth or incorporated by reference in the Registration Statement.

                          AS OF OR FOR THE NINE
                         MONTHS ENDED SEPTEMBER      AS OF OR FOR THE SIX MONTHS         AS OF OR FOR THE YEAR ENDED
                                   30,                      ENDED JUNE 30,                       DECEMBER 31,
                         -----------------------  ----------------------------------  ----------------------------------
                           1998(1)       1998       1998(1)       1998       1997       1997(1)       1997       1996
                         -----------  ----------  -----------  ----------  ---------  -----------  ----------  ---------
CHRYSLER HISTORICAL ($)
  Earnings per share(2)
    Basic..............               $     4.23               $     3.18  $    2.20               $     4.15  $    4.83
    Diluted............                     4.14                     3.12       2.17                     4.09       4.74
  Cash dividends per
    share..............                     1.20                      .80        .80                     1.60       1.40
  Book value per
    share..............                    20.39                    19.77                               17.52
CHRYSLER HISTORICAL
  (DM)(3)
  Earnings per Share(2)
    Basic..............                  DM 7.58                  DM 5.74    DM 3.71                  DM 7.20    DM 7.27
    Diluted............                     7.42                     5.64       3.65                     7.09       7.13
  Cash dividends per
    Share..............                     2.15                     1.45       1.35                     2.77       2.11
  Book value per
    Share..............                    34.17                    35.76                               31.40
DAIMLER-BENZ
  HISTORICAL(4)
  Earnings (loss) per
  Ordinary Share/ADS:
    Basic..............  $     3.63      DM 6.06  $     2.28      DM 3.81    DM 1.89  $     9.16     DM 15.30(5)   DM 5.27
    Diluted............        3.57         5.97        2.20         3.68       1.88        8.99        15.01(5)      5.25
  Cash dividends per
    Ordinary Share/
    ADS(2).............                                                                     0.94         1.57       1.08
  Special
    Distribution.......                                                                    11.75        19.63(6)
  Book value per
    Ordinary Share.....       35.54        59.37       35.51        59.31                  39.88        66.61
DAIMLERCHRYSLER AG PRO
  FORMA(4)
  Earnings (loss) per
  Ordinary Share:(2)
    Basic..............  $     5.04      DM 8.42  $     3.58      DM 5.98    DM 3.63  $     7.99     DM 13.35(5)   DM 8.44
    Diluted............        4.99         8.34        3.50         5.85       3.61        7.91        13.21(5)      8.41
  Cash dividends per
    Ordinary
    Share(8)...........
  Book value per
    Ordinary Share.....       34.59        57.78


                 AS OF OR FOR THE YEAR ENDED
                         DECEMBER 31,
                 ---------------------------
                            1995
                         -----------
CHRYSLER HISTORICAL ($)
  Earnings per share(2)
    Basic..............  $      2.68
    Diluted............         2.56
  Cash dividends per
    share..............         1.00
  Book value per
    share..............
CHRYSLER HISTORICAL
  (DM)(3)
  Earnings per Share(2)
    Basic..............      DM 3.84
    Diluted............         3.67
  Cash dividends per
    Share..............         1.43
  Book value per
    Share..............
DAIMLER-BENZ
  HISTORICAL(4)
  Earnings (loss) per
  Ordinary Share/ADS:
    Basic..............    DM (10.96)
    Diluted............       (10.96)
  Cash dividends per
    Ordinary Share/
    ADS(2).............
  Special
    Distribution.......
  Book value per
    Ordinary Share.....
DAIMLERCHRYSLER AG PRO
  FORMA(4)
  Earnings (loss) per
  Ordinary Share:(2)
    Basic..............     DM (2.64)
    Diluted............        (2.64)
  Cash dividends per
    Ordinary
    Share(8)...........
  Book value per
    Ordinary Share.....

DAIMLERCHRYSLER AG PRO
  FORMA
  EQUIVALENT FOR
  CHRYSLER
  STOCKHOLDERS(4), (6)
  Earnings per share of
  Chrysler Common
    Stock(7):
    Basic..............  $     3.14      DM 5.25  $     2.23      DM 3.73    DM 2.26  $     4.98      DM 8.32(5)   DM 5.26
    Diluted............        3.11         5.20        2.18         3.65       2.25        4.93         8.24(5)      5.24
  Cash dividends per
    share of Chrysler
    Common Stock(8)....
  Book value per share
    of Chrysler
    Common Stock.......       21.57        36.03

DAIMLERCHRYSLER AG PRO
  FORMA
  EQUIVALENT FOR
  CHRYSLER
  STOCKHOLDERS(4), (6)
  Earnings per share of
  Chrysler Common
    Stock(7):
    Basic..............     DM (1.65)
    Diluted............        (1.65)
  Cash dividends per
    share of Chrysler
    Common Stock(8)....
  Book value per share
    of Chrysler
    Common Stock.......

------------------------

(1) Amounts in this column have been presented solely for the convenience of the reader at an exchange rate of DM 1.6702 = $1.00, the Noon Buying Rate on September 30, 1998.

(2) Represents earnings before extraordinary item and cumulative effect of changes in accounting principles.

(3) The Chrysler historical earnings and cash dividends per share information for the nine months ended September 30, 1998, six months ended June 30, 1998 and 1997, and years ended December 31, 1997, 1996, and 1995 have been translated into marks at the weighted-average rates of exchange for the nine months ended September 30, 1998, six months ended June 30, 1998 and 1997, and years ended December 31, 1997, 1996, and 1995 of $1.00 = DM 1.7920, DM 1.8064, DM 1.6862, DM 1.7340, DM 1.5048, and DM 1.4331, respectively. The book value per share amount at September 30, 1998, June 30, 1998 and December 31, 1997 has been translated into marks at the September 30, 1998, June 30, 1998 and December 31, 1997 exchange rates of $1.00 = DM 1.6759, DM
    1.8087 and DM 1.7921, respectively.

(4) Daimler-Benz Historical, DaimlerChrysler AG Pro Forma and DaimlerChrysler AG Pro Forma Equivalent for Chrysler Stockholders per share data have been adjusted to reflect the approximately 20% discount to market value at which Daimler-Benz Ordinary Shares and Daimler-Benz ADSs were sold in the Rights Offering.

(5) The 1997 amounts of basic and diluted Daimler-Benz Historical earnings per Ordinary Share/ADS include special non-recurring tax benefits of DM 9.26 ($5.54) and DM 9.05 ($5.41) per Ordinary Share/ADS, respectively. See Note 3 to "Selected Historical Financial Data of Daimler-Benz." Excluding these tax benefits, the Daimler-Benz Historical basic and diluted earnings per Ordinary Share/ADS in 1997 would have been DM 6.04 ($3.62) and DM 5.96 ($3.57) per Ordinary Share/ADS, respectively, the DaimlerChrysler AG Pro Forma basic and diluted earnings per Ordinary Share in 1997 would have been DM 8.31 ($4.98) and DM 8.24 ($4.93) per Ordinary Share, respectively, and the DaimlerChrysler AG Pro Forma for Chrysler stockholders basic and diluted earnings per Ordinary Share in 1997 would have been DM 5.18 ($3.10) and DM
    5.14 ($3.08) per Ordinary Share.

(6) See footnote 9 to "Selected Historical Financial Data of Daimler-Benz."

(7) For purposes of calculating DaimlerChrysler AG pro forma equivalent for Chrysler stockholders, it has been assumed that each share of Chrysler Common Stock is exchanged for 0.6235 of a DaimlerChrysler Ordinary Share, each Daimler-Benz Ordinary Share is exchanged for 1.005 DaimlerChrysler Ordinary Shares, and each Daimler-Benz ADS is exchanged for 1.005 DaimlerChrysler Ordinary Shares.

(8) See the section entitled "Dividends" in the Registration Statement for information with respect to the expected dividend policy of DaimlerChrysler AG.

                         ------------------------------

                                DAIMLER-BENZ AG

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

             (UNAUDITED AND IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                             NINE MONTHS ENDED
                                                                                               SEPTEMBER 30,
                                                                                         -------------------------
                                                                                            1998
                                                                                          (NOTE 1)       1998
                                                                                         ----------  -------------
Revenues...............................................................................  $   61,608  DM    102,897
Cost of sales..........................................................................     (49,331)       (82,393)
                                                                                         ----------  -------------
GROSS MARGIN...........................................................................      12,277         20,504
  Selling, administrative and other expenses...........................................      (7,474)       (12,482)
  Research and development.............................................................      (2,578)        (4,305)
  Other income.........................................................................         770          1,286
                                                                                         ----------  -------------
INCOME BEFORE FINANCIAL INCOME AND
  INCOME TAXES.........................................................................       2,995          5,003
  Financial income (expense), net......................................................         812          1,356
                                                                                         ----------  -------------
INCOME BEFORE INCOME TAXES.............................................................       3,807          6,359
  Income taxes.........................................................................      (1,789)        (2,988)
  Minority interest....................................................................         (53)           (89)
                                                                                         ----------  -------------
NET INCOME.............................................................................       1,965          3,282
                                                                                         ----------  -------------
                                                                                         ----------  -------------
EARNINGS PER SHARE
  Basic earnings per share.............................................................        3.63           6.06
                                                                                         ----------  -------------
                                                                                         ----------  -------------
  Diluted earnings per share...........................................................        3.57           5.97
                                                                                         ----------  -------------
                                                                                         ----------  -------------

          The Accompanying Note is an Integral Part of these Unaudited
Interim Condensed Consolidated Balance Sheets and Statements of Income and Cash
                                     Flows

                                DAIMLER-BENZ AG

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                          (UNAUDITED AND IN MILLIONS)

                                                                                                          AT
                                                                             AT SEPTEMBER 30,        DECEMBER 31,
                                                                         -------------------------  --------------
                                                                           1998
                                                                         (NOTE 1)        1998            1997
                                                                         ---------  --------------  --------------
ASSETS
  Intangible assets....................................................  $   1,127       DM  1,882       DM  1,915
  Property, plant and equipment........................................     13,044          21,786          20,656
  Investments and long term financial assets...........................      2,305           3,850           3,453
  Equipment on operating leases........................................      9,637          16,095          14,931
                                                                         ---------  --------------  --------------
FIXED ASSETS...........................................................     26,113          43,613          40,955
                                                                         ---------  --------------  --------------
  Inventories..........................................................      9,914          16,559          14,390
  Receivables
    Receivables from financial services................................     17,937          29,959          25,924
    Trade and other receivables and other assets.......................     12,571          20,996          24,257
  Securities...........................................................     11,441          19,108          14,687
  Cash and cash equivalents............................................      3,262           5,448           5,833
                                                                         ---------  --------------  --------------
CURRENT ASSETS.........................................................     55,125          92,070          85,091
                                                                         ---------  --------------  --------------
DEFERRED TAXES AND PREPAID EXPENSES....................................      5,659           9,452          11,053
                                                                         ---------  --------------  --------------
      TOTAL ASSETS.....................................................     86,897         145,135         137,099
                                                                         ---------  --------------  --------------
                                                                         ---------  --------------  --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY...................................................  $  20,395       DM 34,064       DM 35,085
                                                                         ---------  --------------  --------------
MINORITY INTEREST......................................................        650           1,085           1,170
                                                                         ---------  --------------  --------------
  Accrued liabilities for retirement plans.............................     10,714          17,896          17,200
  Other accrued liabilities............................................     12,365          20,652          19,418
                                                                         ---------  --------------  --------------
ACCRUED LIABILITIES....................................................     23,079          38,548          36,618
                                                                         ---------  --------------  --------------
  Financial liabilities................................................     26,697          44,589          39,302
  Trade and other liabilities..........................................     14,002          23,386          21,195
                                                                         ---------  --------------  --------------
LIABILITIES............................................................     40,699          67,975          60,497
                                                                         ---------  --------------  --------------
DEFERRED TAXES AND INCOME..............................................      2,074           3,463           3,729
                                                                         ---------  --------------  --------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......................     86,897         145,135         137,099
                                                                         ---------  --------------  --------------
                                                                         ---------  --------------  --------------

      The Accompanying Note is an Integral Part of these Unaudited Interim Condensed Consolidated Balance Sheets and Statements of Income and Cash Flows

                                DAIMLER-BENZ AG

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                          (UNAUDITED AND IN MILLIONS)

                                                                                            NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                        --------------------------
                                                                                           1998
                                                                                         (NOTE 1)        1998
                                                                                        ----------  --------------
Net income............................................................................  $    1,965       DM  3,282
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization of fixed assets.......................................       3,433           5,734
  Increase in accrued liabilities.....................................................       1,190           1,987
  Changes in other operating assets and liabilities...................................         346             578
  Other...............................................................................         (29)            (48)
                                                                                        ----------  --------------
CASH PROVIDED BY OPERATING ACTIVITIES.................................................       6,905          11,533
                                                                                        ----------  --------------
  Purchase of fixed assets............................................................      (3,590)         (5,996)
  Increase in equipment on operating leases...........................................      (3,856)         (6,441)
  Proceeds from disposal of fixed assets..............................................       2,165           3,616
  Acquisition of businesses...........................................................        (480)           (802)
  Proceeds from disposal of businesses................................................         777           1,297
  Increase in receivables from financial services, net................................      (3,470)         (5,795)
  Sales (Acquisitions) of securities (other than trading), net........................      (2,458)         (4,105)
  Change in other cash................................................................          51              85
                                                                                        ----------  --------------
CASH USED FOR INVESTING ACTIVITIES....................................................     (10,861)        (18,141)
                                                                                        ----------  --------------
  Change in commercial paper borrowings, net..........................................       1,179           1,969
  Change in financial liabilities.....................................................       3,033           5,066
  Dividends paid......................................................................      (6,760)        (11,291)
  Proceeds from capital increases.....................................................       4,759           7,949
  Proceeds from special distribution tax refund.......................................       1,741           2,908
  Other...............................................................................        (113)           (189)
                                                                                        ----------  --------------
CASH PROVIDED BY FINANCING ACTIVITIES.................................................       3,839           6,412
                                                                                        ----------  --------------
  Effect of foreign exchange rate changes on cash and cash equivalents (up to 3
    months)...........................................................................         (58)            (97)
  Net increase (decrease) in cash and cash equivalents (up to 3 months)...............        (175)           (293)
  Cash and cash equivalents (up to 3 months) at beginning of period...................       3,288           5,491
                                                                                        ----------  --------------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT END OF PERIOD...........................       3,113           5,198
                                                                                        ----------  --------------
                                                                                        ----------  --------------

 The Accompanying Note is an Integral Part of these Unaudited Interim Condensed
      Consolidated Balance Sheets and Statements of Income and Cash Flows

                                DAIMLER-BENZ AG

                NOTE TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
             BALANCE SHEETS AND STATEMENTS OF INCOME AND CASH FLOWS

                          (UNAUDITED AND IN MILLIONS)

1.PRESENTATION OF CONDENSED CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF
  INCOME AND CASH FLOWS

    The condensed consolidated Balance Sheets and Statements of Income and Cash Flows of Daimler-Benz Aktiengesellschaft and subsidiaries (the "Group") are unaudited and have been prepared in accordance with United States generally accepted accounting principles, except that the Group has accounted for certain joint ventures in accordance with the proportionate method of accounting. All amounts herein are shown in millions of Deutsche Marks ("DM") and for the nine months ended September 30, 1998 are also presented in U.S. dollars, the latter solely for the convenience of the reader, at the rate of DM 1.6702 = U.S. $1, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 1998.

    The information included in the condensed consolidated Balance Sheets and Statements of Income and Cash Flows is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim period presented. The condensed consolidated Balance Sheets and Statements of Income and Cash Flows should be read in conjunction with the December 31, 1997 consolidated financial statements and notes included in the Group's 1997 Annual Report on Form 20-F.

        UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

    The pro forma information below does not purport to represent what the combined results of operations actually would have been if the Transactions had occurred as of the dates indicated or what those results will be for any future periods. The information below is presented in accordance with U.S. GAAP and is qualified in its entirety by, and should be read in conjunction with, (i) the Daimler-Benz consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, including the notes thereto, included in Daimler-Benz' Annual Report on Form 20-F for the fiscal year ended December 31, 1997, incorporated by reference in the Registration Statement, (ii) the Daimler-Benz unaudited consolidated condensed Balance Sheets and Statements of Income and Cash Flows as of September 30, 1998 and for the nine-month period ended September 30, 1998, appearing elsewhere in this Report, (iii) the unaudited consolidated financial statements as of June 30, 1998 and for each of the six-month periods ended June 30, 1998 and 1997, including the notes thereto, included in Daimler-Benz' Report of Foreign Private Issuer on Form 6-K for the month of July 1998, incorporated by reference in the Registration Statement, (iv) the Chrysler consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, including the notes thereto, included in Chrysler's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, incorporated by reference in the Registration Statement, (v) the Chrysler unaudited consolidated financial statements as of September 30, 1998 and for the nine-month periods ended September 30, 1998 and 1997, including the notes thereto, included in Chrysler's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, incorporated by reference in the Registration Statement, and (vi) the Chrysler unaudited consolidated financial statements as of June 30, 1998 and for the six-month periods ended June 30, 1998 and 1997, including the notes thereto, included in Chrysler's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, incorporated by reference in the Registration Statement.

    In the Transactions, DaimlerChrysler AG will exchange DaimlerChrysler Ordinary Shares for all of the Daimler-Benz Ordinary Shares (including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs) and shares of Chrysler Common Stock, including outstanding Chrysler Stock Options, Chrysler Performance Shares and other Chrysler equity awards. DaimlerChrysler AG has been formed for the sole purpose of effecting the Transactions and accordingly has no material assets or liabilities or revenues or expenses. Accordingly, no separate presentation of DaimlerChrysler AG has been made in the accompanying unaudited pro forma combined consolidated financial information. The unaudited pro forma combined consolidated financial information below assumes, as is provided in the Combination Agreement, a 100% exchange of the outstanding Daimler-Benz Ordinary Shares and shares of Chrysler Common Stock, including outstanding Chrysler Stock Options, Chrysler Performance Shares and other Chrysler equity awards, net of related withholding taxes, for DaimlerChrysler Ordinary Shares. The Combination Agreement also provides that the outstanding options, warrants and convertible notes of Daimler-Benz will be converted into options, warrants and convertible notes of DaimlerChrysler AG with substantially the same terms and conditions.

    The Combination Agreement provides that each outstanding Daimler-Benz Ordinary Share and Daimler-Benz ADS will be exchanged in the Daimler-Benz Exchange Offer and the Daimler-Benz Merger for one DaimlerChrysler Ordinary Share; PROVIDED that, if the 90% Minimum Condition is satisfied so that the Transactions can be accounted for as a pooling-of-interests, then each exchanging holder will receive 1.005 DaimlerChrysler Ordinary Shares for each share exchanged. The Combination Agreement includes a formula (the U.S. Exchange Ratio Formula) to determine the U.S. Exchange Ratio for the exchange of shares of Chrysler Common Stock into DaimlerChrysler Ordinary Shares in the Chrysler Merger. A U.S. Exchange Ratio of 0.6235 of a DaimlerChrysler Ordinary Share for each share of Chrysler Common Stock has been established. The precise number of outstanding Daimler-Benz Ordinary Shares and shares of Chrysler Common Stock to be exchanged in the Transactions cannot be determined until the Chrysler Effective Time. For all purposes in the unaudited pro forma combined consolidated financial information, the actual number of outstanding Daimler-Benz Ordinary Shares and shares of Chrysler Common Stock issued and outstanding at September 30, 1998 has been used to calculate the issuance of DaimlerChrysler Ordinary Shares pursuant to the Transactions.

    The following unaudited pro forma combined consolidated balance sheet at September 30, 1998, and the unaudited pro forma combined consolidated statements of income for the the nine months ended September 30, 1998 and six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997, 1996 and 1995, give effect to the proposed exchange of Daimler-Benz Ordinary Shares, Daimler-Benz ADSs and shares of Chrysler Common Stock for DaimlerChrysler Ordinary Shares under the pooling-of-interests method of accounting. The unaudited pro forma combined consolidated balance sheet at September 30, 1998 was prepared as if the Transactions and other related transactions were consummated as of such date. The unaudited pro forma combined consolidated statements of income for the nine months ended September 30, 1998 and the six months ended June 30, 1998 and 1997 and years ended December 31, 1997, 1996 and 1995 were prepared as if the Transactions and other related transactions were consummated as of January 1, 1995. The unaudited pro forma combined consolidated financial information is based on the historical consolidated financial statements of Daimler-Benz and Chrysler giving effect to the Transactions under the assumptions and adjustments described in the accompanying Notes to Unaudited Pro Forma Combined Consolidated Financial Information. Additionally, the unaudited pro forma combined consolidated financial information gives effect to the issuance by Chrysler of 24.0 million shares of Chrysler Common Stock and the deemed exercise and conversion of all of the outstanding Chrysler Stock Options, Chrysler Performance Shares and other Chrysler equity awards, net of related withholding taxes, into DaimlerChrysler Ordinary Shares determined in accordance with a formula set out in the Combination Agreement.

                               DAIMLERCHRYSLER AG

            UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998

                                 (in millions)

                                                     HISTORICAL
                                            ----------------------------   PRO FORMA     PRO FORMA     PRO FORMA
                                            DAIMLER-BENZ    CHRYSLER(1)   ADJUSTMENTS    COMBINED     COMBINED(7)
                                            -------------  -------------  -----------  -------------  ------------
ASSETS
Intangible assets.........................    DM    1,882    DM    2,532          DM     DM    4,414   $    2,643
Property, plant and equipment, net........         21,786         33,880                      55,666       33,329
Investments and long-term financial
  assets..................................          3,850          1,624                       5,474        3,277
Equipment on operating leases, net........         16,095         11,096                      27,191       16,280
                                            -------------  -------------  -----------  -------------  ------------
FIXED ASSETS..............................         43,613         49,132                      92,745       55,529
                                            -------------  -------------  -----------  -------------  ------------
Inventories...............................         16,559          5,934                      22,493       13,467
RECEIVABLES
Receivables from financial services.......         29,959         27,304                      57,263       34,285
Trade and other receivables and other
  assets..................................         20,996          4,313                      25,309       15,153
Securities................................         19,108          6,142                      25,250       15,118
Cash and cash equivalents.................          5,448         11,669         189 (4a
                                                                                (410) 4b)
                                                                                 (60) 4b)
                                                                                 455 (4c
                                                                                (270) 5a)
                                                                                 (70) 5b)
                                                                                (170) 5c)        16,781      10,048
                                            -------------  -------------  -----------  -------------  ------------
CURRENT ASSETS............................         92,070         55,362        (336)        147,096       88,071
                                            -------------  -------------  -----------  -------------  ------------
DEFERRED TAXES AND PREPAID EXPENSES.......          9,452          9,023       2,000(2)        20,475      12,259
                                            -------------  -------------  -----------  -------------  ------------
TOTAL ASSETS..............................        145,135        113,517       1,664         260,316      155,859
                                            -------------  -------------  -----------  -------------  ------------
                                            -------------  -------------  -----------  -------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock.............................          2,869          1,381        (256)(3)
                                                                              (2,869) 4a)
                                                                              (1,125) 4b)            --          --
Additional paid-in capital................         12,950          8,747         770(2)
                                                                              (7,561)(3)
                                                                               2,869 (4a
                                                                               1,125 (4b
                                                                                (410) 4b)
                                                                                 115 (4b        18,605      11,140
Retained earnings.........................         18,628         21,044         455 (4c
                                                                                (270) 5a)
                                                                                 (70) 5b)
                                                                                (300) 5c)        39,487      23,642
Accumulated other comprehensive income....           (194)            --                        (194)        (116)
Treasury stock............................           (189)        (9,047)      1,230(2)
                                                                               7,817(3)
                                                                                 189 (4a            --          --
                                            -------------  -------------  -----------  -------------  ------------
STOCKHOLDERS' EQUITY......................         34,064         22,125       1,709          57,898       34,666
                                            -------------  -------------  -----------  -------------  ------------
MINORITY INTEREST.........................          1,085             50                       1,135          679
                                            -------------  -------------  -----------  -------------  ------------
ACCRUED LIABILITIES.......................         38,548         33,344        (175) 4b)
                                                                                 130 (5c        71,847      43,017
                                            -------------  -------------               -------------  ------------
Financial liabilities.....................         44,589         33,560                      78,149       46,790
Trade and other liabilities...............         23,386         15,839                      39,225       23,485
                                            -------------  -------------  -----------  -------------  ------------
LIABILITIES...............................         67,975         49,399                     117,374       70,275
                                            -------------  -------------  -----------  -------------  ------------
DEFERRED TAXES AND INCOME.................          3,463          8,599                      12,062        7,222
                                            -------------  -------------  -----------  -------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY..................................        145,135        113,517       1,664         260,316      155,859
                                            -------------  -------------  -----------  -------------  ------------
                                            -------------  -------------  -----------  -------------  ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

                               DAIMLERCHRYSLER AG

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                    HISTORICAL
                                                           -----------------------------    PRO FORMA       PRO FORMA
                                                            DAIMLER-BENZ    CHRYSLER(1)      COMBINED      COMBINED(7)
                                                           --------------  -------------  --------------  -------------
Revenues.................................................      DM 102,897      DM 86,769      DM 189,666  $     113,559
Cost of sales............................................         (82,393)       (67,809)       (150,202)       (89,931)
                                                           --------------  -------------  --------------  -------------
GROSS MARGIN.............................................          20,504         18,960          39,464         23,628
Selling, administrative and other expenses...............         (12,482)        (9,206)        (21,688)       (12,985)
Research and development.................................          (4,305)        (2,516)         (6,821)        (4,084)
Other income.............................................           1,286            333           1,619            970
                                                           --------------  -------------  --------------  -------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES..........           5,003          7,571          12,574          7,529
Financial income, net....................................           1,356            229           1,585            949
                                                           --------------  -------------  --------------  -------------
INCOME BEFORE INCOME TAXES...............................           6,359          7,800          14,159          8,478
Income taxes.............................................          (2,988)        (2,896)         (5,884)        (3,523)
Minority interest........................................             (89)            --             (89)           (53)
                                                           --------------  -------------  --------------  -------------
NET INCOME...............................................           3,282          4,904           8,186          4,902
                                                           --------------  -------------  --------------  -------------
                                                           --------------  -------------  --------------  -------------
PRO FORMA COMBINED EARNINGS PER SHARE (6)
  Pro forma combined basic earnings per ordinary share...                                           8.42(a)          5.04
  Pro forma combined diluted earnings per ordinary
    share................................................                                           8.34(a)          4.99

------------------------

(a) The assumed weighted average number of ordinary shares outstanding for basic and diluted earnings per share were 972.1 million and 985.0 million, respectively.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

                               DAIMLERCHRYSLER AG

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                      HISTORICAL
                                                             ----------------------------    PRO FORMA       PRO FORMA
                                                             DAIMLER-BENZ    CHRYSLER(1)      COMBINED      COMBINED(7)
                                                             -------------  -------------  --------------  -------------
Revenues...................................................      DM 67,714      DM 60,679      DM 128,393  $      76,873
Cost of sales..............................................        (53,809)       (47,281)       (101,090)       (60,526)
                                                             -------------  -------------  --------------  -------------
GROSS MARGIN...............................................         13,905         13,398          27,303         16,347
Selling, administrative and other expenses.................         (8,534)        (6,197)        (14,731)        (8,820)
Research and development...................................         (3,123)        (1,691)         (4,814)        (2,882)
Other income...............................................          1,120            202           1,322            792
                                                             -------------  -------------  --------------  -------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES............          3,368          5,712           9,080          5,437
Financial income, net......................................            542            201             743            445
                                                             -------------  -------------  --------------  -------------
INCOME BEFORE INCOME TAXES.................................          3,910          5,913           9,823          5,882
Income taxes...............................................         (1,838)        (2,202)         (4,040)        (2,419)
Minority interest..........................................            (62)            --             (62)           (37)
                                                             -------------  -------------  --------------  -------------
NET INCOME.................................................          2,010          3,711           5,721          3,426
                                                             -------------  -------------  --------------  -------------
                                                             -------------  -------------  --------------  -------------
PRO FORMA COMBINED EARNINGS PER SHARE (6)
  Pro forma combined basic earnings per ordinary share.....                                          5.98(a)          3.58
  Pro forma combined diluted earnings per ordinary share...                                          5.85(a)          3.50

------------------------

(a) The assumed weighted average number of ordinary shares outstanding for basic and diluted earnings per share were 956.3 million and 981.4 million, respectively.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

                               DAIMLERCHRYSLER AG

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                              HISTORICAL
                                                                    ------------------------------    PRO FORMA
                                                                     DAIMLER-BENZ    CHRYSLER(1)       COMBINED
                                                                    --------------  --------------  --------------
Revenues..........................................................       DM 55,892       DM 51,325      DM 107,217
Cost of sales.....................................................         (44,919)        (39,693)        (84,612)
                                                                    --------------  --------------  --------------
GROSS MARGIN......................................................          10,973          11,632          22,605
Selling, administrative and other expenses........................          (7,517)         (6,203)        (13,720)
Research and development..........................................          (2,867)         (1,503)         (4,370)
Other income......................................................             733             130             863
                                                                    --------------  --------------  --------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES...................           1,322           4,056           5,378
Financial income (expense), net...................................            (111)            185              74
                                                                    --------------  --------------  --------------
INCOME BEFORE INCOME TAXES........................................           1,211           4,241           5,452
Income taxes......................................................            (263)         (1,691)         (1,954)
Minority interest.................................................              44              --              44
                                                                    --------------  --------------  --------------
NET INCOME........................................................             992           2,550           3,542
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------
PRO FORMA COMBINED EARNINGS PER SHARE(6)
  Pro forma combined basic earnings per ordinary share............                                            3.63(a)
  Pro forma combined diluted earnings per ordinary share..........                                            3.61(a)

------------------------

(a) The assumed weighted average number of ordinary shares outstanding for basic and diluted earnings per share were 974.8 million and 983.7 million, respectively.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

                               DAIMLERCHRYSLER AG

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                        HISTORICAL
                                              ------------------------------    PRO FORMA      PRO FORMA
                                               DAIMLER-BENZ    CHRYSLER(1)       COMBINED     COMBINED(7)
                                              --------------  --------------  --------------  ------------
Revenues....................................      DM 124,050      DM 105,592      DM 229,642   $  137,494
Cost of sales...............................         (98,943)        (82,497)       (181,440)    (108,634)
                                              --------------  --------------  --------------  ------------
GROSS MARGIN................................          25,107          23,095          48,202       28,860
Selling, administrative and other
  expenses..................................         (17,433)        (12,956)        (30,389)     (18,195)
Research and development....................          (5,663)         (2,958)         (8,621)      (5,162)
Other income................................           1,620             321           1,941        1,162
                                              --------------  --------------  --------------  ------------
INCOME BEFORE FINANCIAL INCOME AND INCOME
  TAXES.....................................           3,631           7,502          11,133        6,665
Financial income, net.......................             618             400           1,018          610
                                              --------------  --------------  --------------  ------------
INCOME BEFORE INCOME TAXES..................           4,249           7,902          12,151        7,275
Tax benefit relating to a special
  distribution..............................           2,908                           2,908(a)       1,741
Income taxes................................           1,074          (3,038)         (1,964 (b)      (1,176)
                                              --------------  --------------  --------------  ------------
TOTAL INCOME TAXES..........................           3,982          (3,038)            944          565
Minority interest...........................            (189)                           (189)        (113)
                                              --------------  --------------  --------------  ------------
NET INCOME..................................           8,042           4,864          12,906(C)       7,727
                                              --------------  --------------  --------------  ------------
                                              --------------  --------------  --------------  ------------
PRO FORMA COMBINED EARNINGS PER SHARE(6)
  Pro forma combined basic earnings per
    ordinary share..........................                                           13.35   )(d        7.99
  Pro forma combined diluted earnings per
    ordinary share..........................                                           13.21   )(d        7.91

------------------------

(a) Reflects the nonrecurring tax benefit relating to the Special Distribution.

(b) Includes nonrecurring tax benefits of DM 1,962 relating to the decrease in valuation allowance as of December 31, 1997, applied to the German operations that file a combined tax return.

(c) Excluding the nonrecurring income tax benefits, net income and pro forma combined net income would have been DM 3,172 ($1,899) and DM 8,036 ($4,811) and pro forma combined basic and diluted earnings per share would have been DM 8.31 ($4.98) and DM 8.24 ($4.93), respectively.

(d) The assumed weighted average number of ordinary shares outstanding for basic and diluted earnings per share were 967.0 million and 979.8 million, respectively.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

                               DAIMLERCHRYSLER AG

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                             HISTORICAL
                                                                    -----------------------------    PRO FORMA
                                                                     DAIMLER-BENZ    CHRYSLER(1)      COMBINED
                                                                    --------------  -------------  --------------
Revenues..........................................................      DM 106,339      DM 91,860      DM 198,199
Cost of sales.....................................................         (84,742)       (69,708)       (154,450)
                                                                    --------------  -------------  --------------
GROSS MARGIN......................................................          21,597         22,152          43,749
Selling, administrative and other expenses........................         (15,955)       (11,130)        (27,085)
Research and development..........................................          (5,579)        (2,402)         (7,981)
Other income......................................................           1,402            284           1,686
                                                                    --------------  -------------  --------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES...................           1,465          8,904          10,369
Financial income, net.............................................             496            262             758
                                                                    --------------  -------------  --------------
INCOME BEFORE INCOME TAXES........................................           1,961          9,166          11,127
Income taxes......................................................             712         (3,569)         (2,857)
Minority interest.................................................              89       --                    89
                                                                    --------------  -------------  --------------
INCOME BEFORE EXTRAORDINARY ITEM..................................           2,762          5,597           8,359
                                                                    --------------  -------------  --------------
                                                                    --------------  -------------  --------------
PRO FORMA COMBINED EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM(6)
    Pro forma combined basic earnings per ordinary share..........                                           8.44(a)
    Pro forma combined diluted earnings per ordinary share........                                           8.41(a)

------------------------

(a) The assumed weighted average number of ordinary shares outstanding for basic and diluted earnings per share were 990.1 and 994.2, respectively.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

                               DAIMLERCHRYSLER AG

         UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                           HISTORICAL
                                                                --------------------------------     PRO FORMA
                                                                 DAIMLER-BENZ      CHRYSLER(1)       COMBINED
                                                                ---------------  ---------------  ---------------
Revenues......................................................       DM 102,985       DM  75,395       DM 178,380
Cost of sales.................................................          (86,686)         (60,011)        (146,697)
                                                                ---------------  ---------------  ---------------
GROSS MARGIN..................................................           16,299           15,384           31,683
Selling, administrative and other expenses....................          (20,834)          (8,871)         (29,705)
Research and development......................................           (5,369)          (2,012)          (7,381)
Other income..................................................            1,742               54            1,796
                                                                ---------------  ---------------  ---------------
INCOME (LOSS) BEFORE FINANCIAL INCOME
  AND INCOME TAXES............................................           (8,162)           4,555           (3,607)
Financial income, net.........................................              929              388            1,317
                                                                ---------------  ---------------  ---------------
INCOME (LOSS) BEFORE INCOME TAXES.............................           (7,233)           4,943           (2,290)
Income taxes..................................................            1,620           (1,903)            (283)
MINORITY INTEREST.............................................             (116)              --             (116)
                                                                ---------------  ---------------  ---------------
INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING PRINCIPLES..........           (5,729)           3,040           (2,689)
                                                                ---------------  ---------------  ---------------
                                                                ---------------  ---------------  ---------------
PRO FORMA COMBINED EARNINGS PER SHARE BEFORE CHANGE IN
  ACCOUNTING PRINCIPLES(6)....................................
Pro forma combined basic earnings (loss) per ordinary share...                                              (2.64)(a)
Pro forma combined diluted earnings (loss) per ordinary
  share.......................................................                                              (2.64)(a)

------------------------

(a) The assumed weighted average number of ordinary shares outstanding for basic and diluted earnings per share was 1,019.0 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS UNAUDITED PRO FORMA COMBINED
                      CONSOLIDATED FINANCIAL INFORMATION.

               NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                             FINANCIAL INFORMATION

(1) The Chrysler historical balance sheet information and related pro forma adjustments to the unaudited pro forma combined consolidated balance sheet as of September 30, 1998, have been translated into marks at the September 30, 1998 rate of exchange of $1.00 = DM 1.6759. The Chrysler historical statements of income information for the nine months ended September 30, 1998 and the six months ended June 30, 1998 and 1997 and years ended December 31, 1997, 1996 and 1995, and related pro forma adjustments to the unaudited pro forma combined consolidated statements of income, have been translated into marks at the weighted-average rates of exchange for the nine months ended September 30, 1998 and the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 of $1.00 = DM 1.7920, DM 1.8064, DM 1.6862, DM 1.7340, DM 1.5048 and DM 1.4331,
    respectively. Certain of the Chrysler balance sheet and statement of income amounts have been reclassified to conform with the financial statement presentation of Daimler-Benz.

(2) The adjustments reflect the contribution by Chrysler of 24.0 million shares of Chrysler Common Stock held in treasury to the Chrysler Corporation Master Retirement Trust and the Chrysler Canada Ltd. Pension Fund. The adjustments are calculated using an assumed price for Chrysler Common Stock of $50.86 per share (DM 83.36 per share).

(3) The adjustments reflect the cancellation of 152.6 million shares of Chrysler Common Stock held in treasury, after giving effect to the issuance of the shares of Chrysler Common Stock covered hereby.

(4) The adjustments reflect the issuance of DaimlerChrysler Ordinary Shares by DaimlerChrysler AG in exchange for the outstanding Daimler-Benz Ordinary Shares and Chrysler Common Stock and the conversion of Chrysler Stock Options, Chrysler Performance Shares and other Chrysler equity awards as set forth below:

                                                                                  DAIMLER-BENZ               CHRYSLER
                                                                                  -------------             -----------
                                                                                              (IN MILLIONS)
Daimler-Benz Ordinary Shares (nominal value DM5 per share) as of September 30,
  1998..........................................................................        573.8
Chrysler Common Stock outstanding at September 30, 1998.........................                                 647.4
Shares of Chrysler Common Stock issued in connection with shares held in
  treasury (see Note 2 above)...................................................                                  24.0
                                                                                                            -----------
                                                                                                                 671.4
                                                                                  -------------             -----------
Exchange Ratios.................................................................        1.005                   0.6235
                                                                                  -------------             -----------
                                                                                        576.7                    418.6
                                                                                  -------------             -----------
Conversion of Chrysler Stock Options, Chrysler Performance Shares and other
  Chrysler equity awards into DaimlerChrysler Ordinary Shares (net of related
  withholding taxes)............................................................                                   6.7
                                                                                  -------------             -----------
Assumed DaimlerChrysler Ordinary Shares to be issued............................        576.7                    425.3
                                                                                  -------------             -----------
Assumed DaimlerChrysler Ordinary Shares outstanding after completion of the
  Transactions..................................................................                     1,002
                                                                                                 ---------
                                                                                                 ---------

(4)(a) The adjustments reflect the issuance of DaimlerChrysler Ordinary Shares with no nominal value in exchange for Daimler-Benz DM 5 nominal value Ordinary Shares and the issuance by Daimler-Benz of its treasury stock.

(4)(b) The adjustments reflect the cancellation and exchange of Chrysler Common Stock, Chrysler Stock Options, Chrysler Performance Shares and other Chrysler equity awards for DaimlerChrysler Ordinary Shares and payment of related withholding taxes.

(4)(c) The adjustments reflect the tax benefit to be received by Chrysler resulting from the deemed exercise of Chrysler Stock Options.

(5)(a) The adjustments reflect estimated costs of the Transactions, which include, without limitation, fees and expenses of investment bankers, legal counsel, accountants and consultants incurred and to be incurred by Daimler-Benz, Chrysler and DaimlerChrysler AG in connection with or related to the authorization, preparation, negotiation and execution of the Combination Agreement and the preparation, printing, filing and mailing of proxy statements/prospectuses for Daimler-Benz and Chrysler, soliciting stockholder approvals and all other matters related to the closing of the Transactions, net of costs accrued as of September 30, 1998.

(5)(b) The adjustments reflect estimated German transfer taxes to be incurred in connection with the Daimler-Benz Merger, net of related tax benefits.

(5)(c) The adjustments reflect additional compensation costs, net of tax, resulting from the deemed conversion of Incentive/Performance Awards and related costs as a result of the change of control.

       The foregoing expenses and German transfer taxes to be incurred to effect the Transactions have not been reflected in the Unaudited Pro Forma Combined Statements of Income as they are considered to be nonrecurring.

(6) Pro forma combined basic earnings (loss) per DaimlerChrysler Ordinary Share for each period presented has been calculated by dividing pro forma combined net income by the weighted average number of DaimlerChrysler Ordinary Shares outstanding during each period presented, assuming that the Transactions occurred on January 1, 1995 and using the Exchange Ratios as discussed in Note 4 above. Pro forma combined diluted earnings (loss) per DaimlerChrysler Ordinary Share has been computed assuming the issuance by DaimlerChrysler AG of DaimlerChrysler Ordinary Shares for all stock options and other securities of Daimler-Benz which may be converted into Daimler-Benz Ordinary Shares. In addition, pro forma combined basic and diluted earnings (loss) per DaimlerChrysler Ordinary Share for each period presented has been adjusted to reflect the 20% discount to the market value at which the Daimler-Benz Ordinary Shares were sold in the Rights Offering.

     Assuming that the sale of 52.4 million Daimler-Benz Ordinary Shares in the Rights Offering had occurred as of January 1, 1998, the pro forma combined basic and diluted earnings per DaimlerChrysler Ordinary Share for the nine months ended September 30, 1998 would have been DM 8.19 and DM 8.12, respectively.

     Assuming that the sale of 52.4 million Daimler-Benz Ordinary Shares in the Rights Offering had occurred as of January 1, 1997, the pro forma combined basic and diluted earnings per DaimlerChrysler Ordinary Share for 1997 would have been DM 12.78 and DM 12.66, respectively, and, excluding nonrecurring tax benefits in 1997 of DM 4.9 billion relating to the Special Distribution and the decrease in valuation allowance, pro forma combined basic and diluted earnings per DaimlerChrysler Ordinary Share for 1997 would have been DM 7.96 and DM 7.90, respectively.

(7) Represents translation of DaimlerChrysler AG combined financial information as of and for the nine months ended September 30, 1998, for the six months ended June 30, 1998 and for the year ended December 31, 1997 solely for the convenience of the reader, at the rate of DM 1.6702 = $1.00, the Noon Buying Rate on September 30, 1998.

                            ------------------------

EXCLUSION OF DAIMLERCHRYSLER AG FROM THE S&P 500 INDEX

    On October 1, 1998, the index committee of the S&P 500 stock index announced that, because DaimlerChrysler AG is incorporated outside the U.S., DaimlerChrysler Ordinary Shares will not be included in the S&P 500 stock index. As a result, mutual funds that track the S&P 500, which currently hold a substantial number of shares of Chrysler Common Stock, will be required to sell such shares (or the DaimlerChrysler Ordinary Shares they receive in the Chrysler Merger). Such sales could adversely affect the market price for DaimlerChrysler Ordinary Shares.

YEAR 2000

    Each of Daimler-Benz and Chrysler has conducted an evaluation of the actions necessary in order to ensure that its business critical computer systems (and, therefore, those of DaimlerChrysler AG) will be able to function without disruption with respect to the application of dating systems in the Year 2000. As a result of these evaluations, each of Daimler-Benz and Chrysler is engaged in the process of upgrading, replacing and testing certain of its information and other computer systems so as to be able to operate without disruption due to Year 2000 issues. Chrysler's remedial actions are scheduled to be completed during the third quarter of 1999 and, based upon information currently available, Chrysler does not anticipate that the costs of its remedial actions will be material to DaimlerChrysler AG's results of operations or financial condition. Daimler-Benz' remedial actions are scheduled to be completed during the third quarter of 1999 and, based upon information currently available, Daimler-Benz does not anticipate that the costs of its remedial actions will be material to DaimlerChrysler AG's results of operations or financial condition. However, there can be no assurance that the remedial actions being implemented by Daimler-Benz and Chrysler will be able to be completed by the time necessary to avoid dating systems problems or that the cost of doing so will not be material. If each of Daimler-Benz and Chrysler is unable to complete its remedial actions in the planned time frame, in each case, contingency plans will be developed to address those business critical systems which may not be Year 2000 compliant. In addition, disruptions with respect to the computer systems of suppliers or dealers, which systems are outside the control of Daimler-Benz and Chrysler, could impair the ability of Daimler-Benz and Chrysler (and, therefore, DaimlerChrysler AG) to obtain necessary materials or products or to sell to or service their dealers. Disruptions of DaimlerChrysler AG's computer systems, or the computer systems of DaimlerChrysler AG's suppliers or dealers, as well as the cost of avoiding such disruption, could have a material adverse effect upon DaimlerChrysler AG's financial condition and results of operations. Each of Daimler-Benz and Chrysler has a process in place to assess the Year 2000 readiness of its business critical suppliers and of its dealers. Each of Daimler-Benz and Chrysler believes that the most reasonably likely worst case scenario is that a small number of suppliers will be unable to supply components for a short time after January 1, 2000. As part of the assessment process, Daimler-Benz and Chrysler will develop contingency plans for those business critical suppliers who are either unable or unwilling to develop remediation plans to become Year 2000 compliant. Although these plans are yet to be developed, both Daimler-Benz and Chrysler expect that these plans will include a combination of actions including stockpiling of components and selective resourcing of materials to Year 2000 compliant suppliers. Each of Daimler-Benz and Chrysler expects that suppliers in this category will represent an insignificant part of DaimlerChrysler AG's total supply base. In each case, it is expected that these plans will be in place by the third quarter of 1999.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                DAIMLER-BENZ AKTIENGESELLSCHAFT

                                By:          /s/ ppa. HANS-GEORG BRUNS
                                     -----------------------------------------
                                                Dr. Hans-Georg Bruns
                                               SENIOR VICE PRESIDENT

                                By:           /s/ i.V. FRIEDRICH LAUER
                                     -----------------------------------------
                                                  Friedrich Lauer
                                                   VICE PRESIDENT

Date: November 2, 1998